To: Members of Board, Deyu Agriculture Corp;

CC: Mr. C. Parker, Legal Counsel, K&L Gates

Date: April 1, 2014, New York, New York USA

Sent via email

Dear Board Members:

For the reason articulated in my March 31, 2014 letter, I hereby resign as a director of Deyu Agriculture Corp., effective immediately.

Sincerely yours,

/s/ Greg Chen

Greg Chen